

July 8, 2010

Via U.S. Mail and facsimile (585) 419-8801

Lowell S. Dansker
Chairman and Chief Executive Officer
Intervest Bancshares Corporation
One Rockefeller Plaza (Suite 400)
New York, New York 10020-2002

> **Re: Intervest Bancshares Corporation**
> **Registration Statement on Form S-1**
> **Filed June 30, 2010**
> **File No. 333-167911**

Dear Mr. Dansker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 30, 2010
General

1.   We note the Form 8-K you filed on June 30, 2010 regarding your Memorandum and Understanding with the Office of the Comptroller of the Currency (the "OCC") and the likelihood that the OCC will enter into a formal agreement with Intervest National Bank. Please confirm to us that you have fully disclosed the impact of the Memorandum and Understanding and the likely formal agreement on your operations and results of operations in your registration statement, or revise to provide such disclosure in a Recent Developments section. In addition, please incorporate by reference the Form 8-K filed on June 30, 2010 into your Registration Statement.

2.   Please include all of the information, including the number of shares you intend to offer in a pre-effective amendment to your registration statement, we may have additional comments. Refer to Securities Act Regulation 430A.

Risk Factors, page 16

3.   Please include additional risk factor(s) that discuss the following risks related to your business; the likely run-off of brokered deposits, any changes in your allowance for loan loss methodologies and loans whose terms you have extended which are not accounted for as either non-performing loans or troubled debt restructurings. In the alternative, you may explain to us why you believe that these circumstances are not risks related to your business.

4.   Revise your first Risk Factor to include the specific dollar amounts by which you sold your non-performing assets below your net recorded investment.

Capitalization, page 31

5.   Please clarify that the "As Adjusted" column the sale of the $4.25 million shares of Class A Common Stock you assumed was sold in your private placement of May 25, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel